Singer Madeline Holdings, Inc.

c/o Sequential Brands Group, Inc.

5 Bryant Park, 30th Floor

New York, NY 10018

(646) 564-2577

December 3, 2015

VIA EDGAR

John Reynolds, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Singer Madeline Holdings, Inc. Registration Statement on Form S-3 File No. 333-208120

Dear Mr. Reynolds:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Singer Madeline Holdings, Inc. (“Holdings” or the “Issuer”) hereby requests that the effective date of the above referenced Registration Statement (the “Registration Statement”) be accelerated so that the Registration Statement becomes effective under the Securities Act by 4:30 p.m., Eastern Time, on December 4, 2015, or as soon thereafter as practicable.

The Company hereby affirms that it is aware of its obligations under the Securities Act. In connection with the foregoing request, the Company further acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform the Issuer’s counsel, Barbara L. Becker of Gibson, Dunn & Crutcher LLP at (212) 351-4062, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Sincerely,

SINGER MADELINE HOLDINGS, INC.,

by /s/ Yehuda Shmidman

Yehuda Shmidman

Chief Executive Officer,

Secretary and Director